

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Jin-Goon Kim
Chief Executive Officer and Chairman
TLGY Acquisition Corporation
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

   Re: TLGY Acquisition Corporation
    Preliminary Proxy on Schedule 14A
    Filed September 13, 2023
    File No. 001-41101

Dear Jin-Goon Kim:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services

cc: Adam Brenneman, Esq.